MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

As of August 6, 2025

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Fortuna Mining Corp. (the “Company” or “Fortuna”) (TSX: FVI and NYSE: FSM) should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2024 and 2023 (the “2024 Financial Statements”), and the unaudited condensed interim financial statements of the Company for the three and six months ended June 30, 2025 and 2024 (the “Q2 2025 Financial Statements”) and related notes thereto, which have been prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings, including its annual information form, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of August 6, 2025. The information and discussion provided in this MD&A covers the three and six months ended June 30, 2025 and 2024, and where applicable, the subsequent period up to the date of issuance of this MD&A. Unless otherwise noted, all dollar amounts in this MD&A are expressed in United States (“US”) dollars. References to "$" or "US$" in this MD&A are to US dollars and references to C$ are to Canadian dollars.

Fortuna has a number of direct and indirect subsidiaries which own and operate assets and conduct activities in different jurisdictions. The terms "Fortuna" or the "Company" are used in this MD&A for simplicity of the discussion provided herein and may include references to subsidiaries that have an affiliation with Fortuna, without necessarily identifying the specific nature of such affiliation.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, which classifications differ significantly from the requirements required by the U.S. Securities and Exchange Commission (“SEC”) as set out in the cautionary note on page 37 of this MD&A. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s Annual Information Form for fiscal 2024 dated March 22, 2025 and its Management Information Circular dated May 1, 2025, which are available on SEDAR+ and EDGAR.

This MD&A uses certain Non-IFRS financial measures and ratios that are not defined under IFRS, including but not limited to: all-in costs, cash cost per ounce of gold; all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; sustaining capital, growth capital; all-in cash cost per payable ounce of silver equivalent sold; free cashflow and free cashflow from ongoing operations; adjusted net income; adjusted attributable net income, adjusted EBITDA, net debt and working capital which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance. Non-IFRS financial measures and non-IFRS ratios do not have a standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Non-IFRS measures are further discussed in the “Non-IFRS Measures” section on page 24 of this MD&A.

Where applicable the Company has presented operating and financial results based on its continuing operations. Contributions from the San Jose and Yaramoko Mines have been removed as they were disposed of during the second quarter of 2025.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW

Fortuna is a growth focused Canadian precious metals mining company with operations and projects in South America and West Africa. The Company produces gold, silver, and base metals and generates shared value over the long-term through efficient production, environmental protection, and social responsibility. As at the date of the MD&A, the Company has three operating mines and exploration activities in Argentina, Côte d'Ivoire, Peru, and Mexico as well as the Diamba Sud gold project in Senegal.

The Company operates the open pit Lindero gold mine (“Lindero” or the “Lindero Mine”) located in northern Argentina, the underground Caylloma silver, lead, and zinc mine (“Caylloma” or the “Caylloma Mine”) located in southern Peru, and the open pit Séguéla gold mine (“Séguéla”, or the “Séguéla Mine”) located in southwestern Côte d’Ivoire. Each of the Company's producing mines is generally considered to be a separate reportable segment, along with the Company's corporate stewardship segment.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (“TSX”) under the trading symbol FVI.

CORPORATE DEVELOPMENTS

Sale of the Yaramoko Mine

On May 12, 2025 the Company completed its divestment of its interest in Roxgold Sanu S.A which owns the Yaramoko Mine together with the Company’s three other wholly-owned Burkina Faso subsidiaries (collectively the “Sanu Entities”) which hold exploration permits in country to Soleil Resources International Limited (“SRI”), a private Mauritius company (the “Burkina Faso Transaction”). The Company received consideration of:

●	$70 in million cash upon closing of the Burkina Faso Transaction; and
●	The right to receive up to approximately $53.6 million of value added tax receivables upon the completion of certain conditions.

An intercompany cash dividend paid by Roxgold Sanu to Fortuna of $53.8 million plus $3.7 million in withholding tax was paid prior to the closing of the transaction.

To date, the Company has received net proceeds of $68.8 million, including an initial net cash adjustment. The net cash adjustment will be finalized in the third quarter of 2025. The Company has also paid $4.1 million in capital gains taxes to the government of Burkina Faso related to the transaction.

With the completion of the Burkina Faso Transaction, the Company provided updated production and cost guidance for the year. Refer to Fortuna news release “Fortuna Completes Divestiture of Yaramoko Mine and Provides Updated 2025 Production and Cost Guidance” dated May 13, 2025.

Sale of the San Jose Mine

On April 11, 2025, the Company completed the sale of its 100% interest in Compañia Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”), which has a 100% interest in the San Jose Mine in Oaxaca, Mexico, to JRC Ingenieria y Construccion S.A.C. (“JRC”) a private Peruvian company. Consideration for the sale was comprised of:

●	A payment of $6.5 million;
●	A payment of $1.2 million for prepaid working capital items and taxes receivable by April 30, 2025; and
●	The right to receive up to approximately $8.3 million upon the completion of certain conditions.

To date the Company has received $13.8 million in gross proceeds for the transaction.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

In addition, the Company will receive a 1% net smelter return royalty on production from the San Jose Mine concessions payable after the first 6.1 million ounces of silver and the first 44,000 ounces of gold or 119,000 gold equivalent ounces have been mined or extracted from the property. Refer to Fortuna news release “Fortuna completes sale of non-core San Jose Mine, Mexico” dated April 14, 2025.

Share Buyback Program

On April 30, 2025, the Company announced a renewal of its Normal Course Issuer Bid Program (“NCIB”) pursuant to which the Company can purchase up to 15,347,999 common shares, being five percent of its outstanding common shares as at April 28, 2025. Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program started on May 2, 2025 and will end on the earlier of May 1, 2026; the date the Company acquires the maximum number of common shares allowable under the NCIB; or the date the Company otherwise decides not to make any further repurchases under the NCIB.

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2025

Financial

●	Sales were $230.4 million, an increase of 47% from the $156.3 million reported in the three months ended June 30, 2024 (“Q2 2024”)
●	Mine operating income was $105.0 million, an increase of 100% from the $52.6 million reported in Q2 2024
●	Operating income was $83.7 million, an increase of $52.9 million from the $30.8 million in operating income reported in Q2 2024
●	Attributable net income from continuing operations was $42.6 million or $0.14 per share, an increase from attributable net income of $21.3 million or $0.07 per share reported in Q2 2024
●	Adjusted net income (refer to Non-IFRS Financial Measures) was $49.8 million compared to $10.3 million in Q2 2024, representing a 383% increase
●	Adjusted EBITDA (refer to Non-IFRS Financial Measures) was $127.7 million compared to $72.5 million reported in Q2 2024, representing a 76% increase
●	Free cash flow from ongoing operations (refer to Non-IFRS Financial Measures) was $57.4 million compared to $10.2 million reported in Q2 2024, representing a 463% increase
●	Net cash provided by operating activities from continuing operations was $92.7 million, an increase of 148% from the $37.4 million reported in Q2 2024

Operating

●	Gold production of 61,736 ounces, a 10% increase from Q2 2024
●	Silver production of 240,621 ounces, a 21% decrease from Q2 2024
●	Lead production of 8,924,312 pounds, a 15% decrease from Q2 2024
●	Zinc production of 12,850,745 pounds, a 1% decrease from Q2 2024
●	Consolidated All-in Sustaining Costs (“AISC”) of $1,932 per ounce on a gold equivalent sold basis compared to $1,641 per ounce for Q2 2024. See “Non-IFRS Measures - All-in Sustaining Cash Cost per Ounce of Gold Equivalent Sold” for additional information

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

Health & Safety

For the second quarter of 2025, the Company recorded no lost time injuries (“LTI”), two restricted work injuries (“RWI”) and no medical treatment injuries over 2.71 million hours worked.  The year-to-date LTI frequency rate at the end of this quarter was 0.00 lost time injuries per million hours worked (0.56 in Q2 2024) while the year-to-date total recordable injury frequency rate was 0.87 total recordable injuries per million hours worked (1.53 in Q2 2024).

Environment

No serious environmental incidents, no incidents of non-compliance related to water permits, standards, and regulations and no significant environmental fines were recorded during the second quarter of 2025, as well as throughout the year.

Community Engagement

During the second quarter of 2025, there were no significant disputes at any of our sites. We recorded 336 local stakeholder engagement activities during the period. These included consultation meetings with local administration and community leaders, participation in ceremonies and courtesy visits.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

Operating and Financial Highlights From Continuing Operations

A summary of the Company’s consolidated financial and operating results for the three and six months ended June 30, 2025 are presented below:

	Three months ended June 30,			Six months ended June 30,
Consolidated Metrics	2025	2024	% Change	2025	2024	% Change
Selected highlights
Gold
Metal produced (oz)	61,736	56,000	10%	120,556	113,968	6%
Metal sold (oz)	61,631	54,673	13%	118,725	110,906	7%
Realized price ($/oz)	3,307	2,333	42%	3,103	2,207	41%
Silver
Metal produced (oz)	240,621	306,398	(21%)	483,614	621,858	(22%)
Metal sold (oz)	251,798	269,032	(6%)	503,607	596,370	(16%)
Realized price ($/oz)	33.77	28.53	18%	32.77	25.68	28%
Lead
Metal produced (000's lbs)	8,924	10,525	(15%)	17,760	20,055	(11%)
Metal sold (000's lbs)	9,183	9,422	(3%)	18,382	19,247	(4%)
Zinc
Metal produced (000's lbs)	12,851	13,040	(1%)	26,623	25,223	6%
Metal sold (000's lbs)	12,283	12,710	(3%)	26,109	25,175	4%
Unit Costs
Cash cost ($/oz Au Eq)[1]	929	842	10%	899	791	14%
All-in sustaining cash cost ($/oz Au Eq)[1]	1,932	1,641	18%	1,846	1,513	22%

Mine operating income	105.0	52.6	100%	185.4	100.2	85%
Operating income	83.7	30.8	172%	139.7	59.6	134%
Net income from continuing operations	47.7	22.2	115%	86.6	36.6	137%
Attributable net income from continuing operations	42.6	21.3	100%	78.1	34.3	128%
Attributable income from continuing operations per share - basic	0.14	0.07	100%	0.25	0.11	127%
Attributable net income	37.3	40.6	(8%)	95.8	66.9	43%
Attributable income per share - basic	0.12	0.13	(8%)	0.31	0.22	41%
Adjusted attributable net income[1]	44.7	9.3	381%	80.4	23.2	247%
Adjusted EBITDA[1]	127.7	72.5	76%	225.9	139.7	62%
Net cash provided by operating activities - continuing operations	92.7	37.4	148%	181.7	69.2	163%
Free cash flow from ongoing operations[1]	57.4	10.2	463%	124.1	17.5	609%
Capital Expenditures[2]
Sustaining	31.4	26.2	20%	54.0	47.7	13%
Sustaining leases	6.0	4.0	50%	10.9	7.8	40%
Growth capital	15.6	14.4	8%	31.0	19.9	56%
As at				June 30, 2025	December 31, 2024	% Change
Cash and cash equivalents and short-term investments				387.3	231.3	67%
Total assets				2,138.3	2,115.5	1%
Debt				130.0	126.0	3%
Equity attributable to Fortuna shareholders				1,494.6	1,403.9	6%
[1] Refer to Non-IFRS financial measures
[2] Capital expenditures are presented on a cash basis
Figures may not add due to rounding
Discontinued operations have been removed where applicable

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

FINANCIAL RESULTS FROM CONTINUING OPERATIONS

Sales

	Three months ended June 30,			Six months ended June 30,
	2025	2024	% Change	2025	2024	% Change
Provisional sales $
Lindero	75.7	50.1	51%	128.9	95.3	35%
Séguéla	126.5	77.2	64%	237.5	149.4	59%
Caylloma	28.4	27.8	2%	59.2	54.7	8%
Adjustments[1]	(0.2)	1.2	(117%)	(0.1)	0.9	(111%)
Total sales $	230.4	156.3	47%	425.5	300.3	42%
[1] Adjustments consists of mark to market, final price and assay adjustments
Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges
Treatment charges are allocated to base metals at Caylloma
Discontinued operations have been removed

Second Quarter 2025 vs Second Quarter 2024

Consolidated sales from continuing operations for the three months ended June 30, 2025 were $230.4 million, a 47% increase from the $156.3 million reported in the same period in 2024. Sales by reportable segment for the three months ended June 30, 2025 were as follows:

●	Lindero recognized sales of $75.7 million from the sale of 23,487 ounces of gold, a 51% increase from the comparable period in 2024. Sales increased at Lindero as a result of higher realized metal prices of $3,293 per gold ounce compared to $2,335 in the previous period as well as higher production from higher tonnes placed on the leach pad. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Séguéla recognized sales of $126.5 million from the sale of 38,144 ounces of gold, an increase of 64% over the comparable period. Higher sales at Séguéla were the result of higher tonnes milled as the mine realized the benefits of optimization projects undertaken in 2024 as well as higher realized metal prices of $3,315 per gold ounce compared to $2,332 in the comparable period. See "Results of Operations – Séguéla Mine, Côte d’Ivoire" for additional information.
●	Caylloma recognized adjusted sales of $28.4 million compared to $27.8 million reported in the same period in 2024. Sales were generally aligned with the comparable period as higher realized silver prices offset lower metal production. Lower production was the result of lower grades in line with the mine plan. See "Results of Operations – Caylloma Mine, Peru" for additional information.

First Six Months of 2025 vs First Six Months of 2024

Consolidated sales from continuing operations for the six months ended June 30, 2025 were $425.5 million, a 42% increased from the $300.3 million reported in the same period in 2024. Sales by reportable segment for the six months ended June 30, 2025 were as follows:

●	Lindero recognized sales of $128.9 million from the sale of 42,142 ounces of gold compared to $95.3 million in the comparable period. The increase in sales was the result of higher realized metal prices. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Séguéla recognized sales of $237.5 million from the sale of 76,583 ounces compared to $149.4 million in the comparable period. The increase in sales was driven by the same factors described above for the quarter. See "Results of Operations – Séguéla Mine, Côte d’Ivoire" for additional information.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

●	Caylloma recognized adjusted sales of $59.2 million compared to $54.7 million in the same period in 2024 as higher realized silver prices offset lower silver and lead production. Lower production was primarily the result of lower grades in line with the mine plan.

Operating Income (Loss) and Adjusted EBITDA

	Three months ended June 30,				Six months ended June 30,
	2025%[1]		2024%[1]		2025%[1]		2024%[1]
Operating income (loss)
Lindero	29.1	38%	9.9	20%	46.5	36%	17.5	18%
Séguéla	62.0	49%	22.3	29%	106.5	45%	45.1	30%
Caylloma	8.7	31%	11.4	39%	19.2	33%	19.7	35%
Corporate	(16.1)		(12.8)		(32.5)		(22.7)
Total	83.7	36%	30.8	20%	139.7	33%	59.6	20%

Adjusted EBITDA[2]
Lindero	37.9	50%	23.6	47%	66.1	51%	44.9	47%
Séguéla	87.2	69%	47.6	62%	158.7	67%	92.2	62%
Caylloma	13.0	46%	14.3	49%	27.9	47%	25.7	45%
Corporate	(10.4)		(13.0)		(26.8)		(23.1)
Total	127.7	55%	72.5	48%	225.9	53%	139.7	47%
[1] As a Percentage of Sales
[2] Refer to Non-IFRS Financial Measures
Figures may not add due to rounding
Discontinued operations have been removed

Second Quarter 2025 vs Second Quarter 2024

Operating income for the three months ended June 30, 2025 was $83.7 million, an increase of $52.9 million over the same period in 2024 which was primarily due to:

●	Higher operating income at the Lindero Mine from higher sales as noted above, partially offset by higher operating costs from rehandling of stockpiles and higher fuel and explosive costs. Lindero also had a foreign exchange loss of $3.2 million in the period from a devaluation of the Argentine peso. In April 2025 the Argentine government moved to a more free-floating exchange rate compared to the previous crawling peg.
●	Séguéla recognized operating income of $62.0 million in the second quarter compared to $22.3 million in the comparable period. The increase in operating income was a result of higher sales and partially offset by higher mining costs due to higher stripping in line with the mine plan and a 2% increase in government royalties which took effect on January 10, 2025. Operating income for the second quarter of 2025 included $18.1 million in depletion related to the purchase price of Roxgold Inc. in 2021.
●	Operating income at the Caylloma Mine for the second quarter of 2025 was $2.7 million lower than the comparable period of 2024 as higher operating costs and depletion were partially offset by higher sales.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $127.7 million for the three months ended June 30, 2025, an increase of $55.2 million over the same period in 2024. Higher adjusted EBITDA was primarily the result of higher sales.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the three months ended June 30, 2025 was $44.1 million. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

First Six Months of 2025 vs First Six Months of 2024

Operating income for the six months ended June 30, 2025 was $139.7 million, an increase of $80.1 million over the same period in 2024 which was primarily the result of:

●	Higher operating income at Lindero was primarily driven by the same factors as for the quarter.
●	Séguéla recognized operating income of $106.5 million primarily driven by the same factors as above. Operating income for the first half of 2025 included $36.5 million in depletion related to the purchase price of Roxgold Inc. in 2021.
●	Operating income for the first six months at Caylloma was aligned with the comparable period as higher sales were offset by higher costs.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $225.9 million for the six months ended June 30, 2025, an increase of $86.2 million over the same period in 2024. Higher adjusted EBITDA was primarily the result of higher sales.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the six months ended June 30, 2025 was $108.9 million. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cost (“AISC”)

Second Quarter 2025 vs Second Quarter 2024

Consolidated AISC per gold equivalent ounce (“GEO”) sold for the second quarter of 2025 was $1,932 compared to $1,641 per ounce for the comparable quarter. Contributing factors of a higher AISC for the period were:

●	An increase of $87/oz in cash costs as stripping ratios increased at Séguéla in line with the mine plan
●	A $76/oz increase from royalties as metal prices increased and the ad valorem royalty at Séguéla increased by 2% on January 10, 2025
●	An $86/oz increase from higher sustaining capital and leases primarily driven by higher capital stripping and an increase in the mining fleet under contract at Séguéla
●	The comparable period included a ($37)/oz benefit related to the gain on blue chip swaps in Argentina

First Six Months of 2025 vs First Six Months of 2024

Consolidated AISC per GEO for the first six months of 2025 was $1,846 compared to $1,513 for the comparable period. The increase in AISC was primarily driven by the following:

●	A $109/oz increase in cash costs primarily due to an increase in stripping ratios at Séguéla and a drop in grades at Caylloma increasing the cost per ounce produced
●	A $66/oz increase in sustaining capital and leases as stripping capital increased at Séguéla which was partially offset by the wind down of construction of the leach pad expansion project at Lindero
●	A $53/oz increase due to higher G&A primarily as a result of higher share-based compensation
●	A $72/oz increase from royalties as metal prices increased and the ad valorem royalty at Séguéla increased by 2% on January 10, 2025
●	A ($10)/oz benefit from the gains on blue chip swaps in Argentina compared to ($38)/oz in the comparable period

General and Administrative (“G&A”) Expenses

	Three months ended June 30,			Six months ended June 30,
(Expressed in millions)	2025	2024	% Change	2025	2024	% Change
Mine G&A	7.8	8.0	(2%)	15.1	13.3	14%
Corporate G&A	9.2	6.9	33%	16.6	15.6	6%
Share-based payments	4.5	5.6	(20%)	13.7	7.8	76%
Workers' participation	0.1	0.1	0%	0.1	0.2	(50%)
Total	21.6	20.6	5%	45.5	36.9	23%

G&A expenses for the three months ended June 30, 2025 increased 5% to $21.6 million compared to $20.6 million reported in the same period in 2024. The increase in G&A was primarily due to timing of expenses.

G&A expenses for the six months ended June 30, 2025 increased 23% to $45.5 million compared to $36.9 million in the comparable period. The increase was primarily due to higher share-based compensation from an increase in the share price and the impact on the valuation of restricted share units expected to settle in cash.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

Foreign Exchange

Foreign exchange gain for the three months ended June 30, 2025 was $2.3 million compared to a foreign exchange loss of $1.7 million reported in the same period in 2024. The foreign exchange gain for the quarter was primarily driven by the appreciation of the Euro relative to the US Dollar and the impact on cash and VAT balances denominated in West African Francs. This was partially offset by foreign exchange losses in Argentina as the Argentine government shifted from a crawling peg and moved to a more free-floating exchange rate for the Argentine Peso.

Foreign exchange gain for the six months ended June 30, 2025 was $2.5 million compared to a foreign exchange loss of $4.1 million in the comparable period. The gain for the first half of the year was the result of the same factors described above.

Income Tax Expense

Income tax expense for the three months ended June 30, 2025 was $33.7 million compared to $4.5 million reported in the same period in 2024. The $29.2 million increase in income tax expense was due to higher net income before taxes as well as the accrual of $17.5 million in withholding taxes related to the timing of local Board approvals for the repatriation of funds from Côte d’Ivoire. A low tax expense in the comparable period was the result of the recognition of $12.0 million of previously unrecognized deferred tax assets that offset the deferred tax liability arising from the issuance of the 2024 Notes.

The ETR for the three months ended June 30, 2025 was 41% compared to 17% for the same period in 2024. The increase in the ETR was the result of withholding taxes recognized in the period and the comparable period benefiting from the recognition of a deferred tax asset.

Income tax expense for the six months ended June 30, 2025 was $49.0 million compared to $15.9 million in the comparable period. The increase was primarily the result of withholding taxes as described above and partially offset by higher deferred tax recoveries at Séguéla due to the impact of foreign exchange rates on tax assets denominated in West African Francs. The comparable period also benefited from the recognition of a previously unrecognized deferred tax asset as described above.

The ETR for the six months ended June 30, 2025 increased 36% compared to 30% primarily as a result of the same factors described above for the quarter.

The Company is subject to tax in various jurisdictions, including Peru, Mexico, Argentina, Côte d’Ivoire, Senegal, Australia, and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate (“ETR”) including the geographic distribution of income, variations in our income before income taxes, varying rates in different jurisdictions, the non-recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws, and the impact of specific transactions and assessments. As a result of the number of factors that can potentially impact the ETR and the sensitivity of the tax provision to these factors, the ETR will fluctuate, sometimes significantly. This trend is expected to continue in future periods.

Fortuna | 12

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Lindero Mine, Argentina

The Lindero Mine is an open pit gold mine located in Salta Province in northern Argentina. Its commercial product is gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes placed on the leach pad, grade, production, and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Mine Production
Tonnes placed on the leach pad	1,828,520	1,408,791	3,581,536	2,956,114

Gold
Grade (g/t)	0.57	0.61	0.56	0.60
Production (oz)	23,550	22,874	43,870	46,136
Metal sold (oz)	23,487	21,511	42,142	43,230
Realized price ($/oz)	3,293	2,335	3,108	2,201

Unit Costs
Cash cost ($/oz Au)[1]	1,148	1,092	1,147	1,050
All-in sustaining cash cost ($/oz Au)[1,3]	1,783	1,916	1,839	1,712

Capital Expenditures ($000's)[2]
Sustaining	11,356	16,151	23,718	25,958
Sustaining leases	791	587	1,373	1,185
Growth Capital	1,827	195	2,134	349
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.

2 Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

In the second quarter of 2025, a total of 1,828,520 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.57 g/t, containing an estimated 33,219 ounces of gold. Ore mined was 1.32 million tonnes, with a stripping ratio of 2.3:1.

Lindero’s gold production for the quarter was 23,550 ounces, comprised of 21,153 ounces in doré bars, 1,214 ounces contained in rich fine carbon, 72 ounces contained in copper precipitate, and 1,111 ounces contained in precipitated sludge. The increase in production during the second quarter of 2025 compared to the same period in 2024 was due to increase in ore placed on the pad; partially offset by lower grades.

The cash cost per ounce of gold for the quarter was $1,148 compared to $1,092 in the same period of 2024. The increase in cash costs was primarily due to higher fuel and explosive costs and additional rehandling to increase the tonnes placed on the pad.

AISC per gold ounce sold during Q2 2025 was $1,783 compared to $1,916 in Q2 2024. Lower AISC was primarily due to lower sustaining capital expenditures as the leach pad expansion was under construction in the previous quarter. The previous quarter also benefited from $2.5 million of investment gains from cross border Argentine pesos denominated bond trades compared to $nil in the current quarter.

Fortuna | 13

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

As of June 30, 2025, the leach pad expansion project was completed, with minor close-out activities and demobilization now taking place.

Fortuna | 14

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

Séguéla Mine, Côte d’Ivoire

The Séguéla Mine is located in the Woroba District of Côte d’Ivoire. The operation consists of an open pit mine, feeding ore to a single stage crushing circuit, with crushed ore being fed to a SAG mill followed by conventional carbon-in-leach and gravity recovery circuits prior to electro winning and smelting of gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Mine Production
Tonnes milled	429,184	318,457	873,188	713,294
Average tonnes crushed per day	4,665	3,461	4,798	3,898

Gold
Grade (g/t)	3.00	3.47	2.88	3.09
Recovery (%)	93	94	93	94
Production (oz)	38,186	32,983	76,686	67,539
Metal sold (oz)	38,144	33,102	76,583	67,552
Realized price ($/oz)	3,315	2,332	3,101	2,211

Unit Costs
Cash cost ($/oz Au)[1]	670	564	660	511
All-in sustaining cash cost ($/oz Au)[1]	1,634	1,097	1,461	1,021

Capital Expenditures ($000's)[2]
Sustaining	18,065	6,968	26,678	14,891
Sustaining leases	4,484	2,437	8,123	4,702
Growth capital	5,538	8,605	14,745	9,640
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

During the second quarter of 2025, mine production totaled 340,426 tonnes of ore, averaging 3.33 g/t Au, and containing an estimated 36,482 ounces of gold from the Antenna, Ancien, and Koula pits. Movement of waste during the quarter totaled 5,194,192 tonnes, for a strip ratio of 15.3:1. Mining continued to be focused on the Antenna, Koula, and Ancien pits.

In the second quarter of 2025, Séguéla processed 429,184 tonnes of ore, producing 38,186 ounces of gold, at an average head grade of 3.00 g/t Au, a 16% increase and a 13.5% decrease, respectively, compared to the second quarter of 2024. Higher gold production was the result of higher tonnes processed due to, in part, intermittent power outages from April to early-July 2024, which resulted in the loss of 19 days of operating time for the mill. Mill throughput during the second quarter of 2025 averaged 210 t/hr, 36% above name plate capacity.

Cash cost per gold ounce sold was $670 for the second quarter of 2025 compared to $564 for the second quarter of 2024. The increase in cash costs was a result of higher mining costs due to higher stripping requirements in line with the mine plan, and higher processing costs incurred.

All-in sustaining cash cost per gold ounce sold was $1,634 for the second quarter of 2025 compared to $1,097 in the same period of the previous year. The increase for the quarter was primarily the result of higher cash costs and higher sustaining capital from higher capitalized stripping, higher sustaining leases from an increase in the mine fleet under contract, and

Fortuna | 15

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

advancement of the stage 3 tailings lift to support higher production at Séguéla, as well as higher royalties due to higher gold prices and a 2% increase in the royalty rate effective January 10, 2025.

Fortuna | 16

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

Caylloma Mine, Peru

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, silver, gold, lead, and zinc production and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Mine Production
Tonnes milled	138,471	136,543	275,130	273,639
Average tonnes milled per day	1,556	1,552	1,555	1,546

Silver
Grade (g/t)	64	83	65	85
Recovery (%)	84	84	83	83
Production (oz)	240,621	306,398	483,614	621,858
Metal sold (oz)	247,429	267,569	497,713	593,051
Realized price ($/oz)	33.76	28.55	32.76	25.69

Lead
Grade (%)	3.23	3.83	3.22	3.66
Recovery (%)	90	91	91	91
Production (000's lbs)	8,924	10,525	17,760	20,055
Metal sold (000's lbs)	9,183	9,422	18,382	19,247
Realized price ($/lb)	0.88	0.98	0.89	0.96

Zinc
Grade (%)	4.63	4.80	4.82	4.63
Recovery (%)	91	90	91	90
Production (000's lbs)	12,851	13,040	26,623	25,223
Metal sold (000's lbs)	12,283	12,710	26,109	25,175
Realized price ($/lb)	1.20	1.29	1.25	1.20

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	15.16	13.94	13.92	12.66
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	21.73	19.87	20.17	18.38

Capital Expenditures ($000's)[3]
Sustaining	1,988	3,127	3,602	6,862
Sustaining leases	741	974	1,372	1,880
Growth Capital	305	–	554	-
[1] Cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

In the second quarter of 2025, the Caylloma Mine produced 240,621 ounces of silver at an average head grade of 64 g/t, a 23% decrease when compared to the same period in 2024.

Lead and zinc production for the quarter was 8.9 million pounds and 12.9 million pounds, respectively. Head grades averaged 3.23% and 4.63%, a 16% decrease and a 3.5% decrease, respectively, when compared to the same quarter in 2024. Production was lower due to lower head grades and was in line with the mine plan.

Fortuna | 17

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

The cash cost per silver equivalent ounce sold in the first quarter of 2025, was $15.16 compared to $13.94 in the same period in 2024. The higher cost per ounce for the quarter was primarily the result of lower silver production and the impact of higher realized silver prices on the calculation of silver equivalent ounce sold.

The all-in sustaining cash cost per ounce of payable silver equivalent in the second quarter of 2025, increased 9% to $21.73, compared to $19.87 for the same period in 2024. The increase for the quarter was the result of higher cash costs per ounce and lower silver equivalent ounces due to higher silver prices and higher workers’ participation costs.

Fortuna | 18

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

QUARTERLY INFORMATION

The following table provides information for the last eight fiscal quarters up to June 30, 2025:

	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Sales	230.4	195.0	195.2	181.7	156.3	144.0	175.3	134.0
Mine operating income	105.0	80.3	69.0	64.1	52.6	47.6	52.5	47.8
Operating income (loss)	83.7	55.9	45.7	50.8	30.8	28.9	31.0	31.5
Net income (loss)	44.1	64.8	15.1	54.4	43.3	29.1	23.9	20.1
Attributable net income (loss)	37.3	58.5	11.3	50.5	40.6	26.3	21.5	16.6
Attributable net income (loss) from continuing operations	42.6	35.4	14.7	35.5	21.3	13.0	21.4	17.4

Attributable earnings per share from continuing operations - basic	0.14	0.11	0.05	0.11	0.07	0.04	0.07	0.06
Attributable earnings per share from continuing operations - diluted	0.14	0.11	0.05	0.11	0.07	0.04	0.07	0.06

Total assets	2,138.3	2,210.3	2,115.5	2,083.6	2,024.8	1,947.4	1,967.9	2,046.6
Debt	130.0	128.0	126.0	124.1	167.2	167.6	206.8	246.6

Figures may not add due to rounding

Amounts have been restated to reflect the impact of discontinued operations

The Company’s results over the past several quarters have primarily been influenced by fluctuations in the gold price, input costs, changes in gold equivalent production, foreign exchange rates and the commencement of commercial production at Séguéla in Q3 2023.

Significant events that have impacted continuing operations from previous quarters include:

●	The recognition of $17.5 million in withholding tax in Q2 2025 related to the timing of local Board approvals for the repatriation of cash balances in Côte d’Ivoire
●	The recognition of a deferred tax recovery of $12.0 million to offset the deferred tax liability from the issuance of the 2024 Notes in Q2 2024
●	A number of one-time items in Q4 2023 including a write-down of long-term stockpiles of $5.4 million, a write-down of materials inventory of $2.5 million and a $5.0 million foreign exchange loss at Lindero from a rapid devaluation of the Argentine Peso

EXPLORATION AND EVALUATION

The Company capitalizes the cost of acquiring, maintaining its interest, and exploring mineral properties as exploration and evaluation assets until such time as the properties are placed into development, abandoned, sold, or considered to be impaired in value. Sustaining capital expenditures primarily consists of exploration activities to expand a known reserve. Growth capital primarily consists of exploration activities to make new discoveries or convert a discovery to a reserve. Exploration and evaluations expenditures for which the Company does not have title or rights are expensed when incurred.

Fortuna | 19

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

	Three months ended June 30,		Six months ended June 30,
Exploration by region	2025	2024	2025	2024
Mine site	7.7	6.5	13.5	13.4
Argentina	-	0.2	-	0.3
Cote d’Ivoire	1.1	-	1.6	-
Senegal	0.5	-	0.7	-
Diamba Sud	3.5	3.8	6.2	7.5
Mexico	0.3	0.6	1.0	0.7
Total exploration	13.1	11.1	23.0	21.9
Sustaining	0.3	2.5	0.4	6.5
Growth	12.8	8.6	22.6	15.4
Figures may not add due to rounding
Discontinued operations removed

Mine site exploration for the three months ended June 30, 2025 continued to focus on successful resource expansion of the Sunbird and Kingfisher deposits at Séguéla with 3,313 meters of reverse circulation (“RC”) drilling and 15,103 meters of diamond drilling completed.  Drilling also commenced at Caylloma with 1,188 meters completed during the quarter, while 6,494 meters were completed at Arizaro in Argentina.

Greenfields exploration activities were conducted across Côte d’Ivoire, Senegal, and Mexico.  A campaign of infill soil sampling was completed at Guiglo and auger and scout RC drilling continued at Tongon North in Côte d’Ivoire. In Senegal, work focused on continued exploration and resource expansion drilling at Diamba Sud with 14,467 meters of RC and 10,981 meters of diamond drilling completed, and auger drilling for target delineation on the adjacent Bondala permit continued. During the quarter notice was given of the conclusion of works and withdrawal from the Riverside Resources project in Mexico.

On August 5th the Company published an updated in-pit mineral resource estimation for the Diamba Sud project in Senegal, reporting an Indicated Mineral Resource of 724,000 gold ounces, and an Inferred Mineral Resource of 285,000 gold ounces (Indicated Mineral Resource of 14.2 Mt averaging 1.59 g/t Au containing 724,000 gold ounces, and Inferred Mineral Resource of 6.2 Mt averaging 1.44 g/t Au containing 285,000 gold ounces), reflecting a 53 and 93 percent increase in resources for the project respectively since year-end 2024. This estimate incorporates initial resources from the newly discovered mineralization at the Southern Arc prospect. The Company is advancing the Diamba Sud project with parallel activities on environmental permits, engineering studies, and continued mineral exploration working towards a preliminary economic assessment in the fourth quarter of 2025. Refer  to our news release “Fortuna Advances Diamba Sud Gold Project in Senegal with Updated Mineral Resources; PEA Completion Targeted for Q4 2025” dated August 5, 2025.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

The Company had cash and cash equivalents of $378.4 million at June 30, 2025 compared to $231.3 million at the end of 2024. The increase in cash and cash equivalents was the result of higher metal prices driving higher free cash flow from operations and gross proceeds of $83.8 million from the sale of San Jose and the Sanu Entities. Significant cash flow movements for continuing operations and discontinued operations for the quarter are described below.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

Continuing Operations

Operating Activities

Cash flow generated from operating activities for the quarter ended June 30, 2025 increased to $92.7 million compared to $37.4 million in the second quarter of 2024. The increase in operating cash flow was a result of higher metal prices driving higher sales and the timing of payments and other working capital movements. Taxes paid increased as Séguéla made two installment payments in Q2 2025 based on taxes accrued for 2024 which are based on a full year of earnings compared to 2024 taxes paid which were based on taxes accrued for 2023 which only had six months of operations.

Investing Activities

For the three months ended March 31, 2025 the Company invested $47.0 million in capital expenditures on a cash basis as outlined in the table below.

	Three months ended June 30,		Six months ended June 30,
Capital investments	2025	2024	2025	2024
Lindero	13.2	16.3	25.9	26.0
Séguéla	22.5	15.6	39.7	24.5
Caylloma	2.3	3.1	4.2	6.9
Mine site capital	38.0	35.0	69.8	57.4
Projects and other	7.9	4.9	13.5	9.2
Greenfields	1.1	0.8	1.8	1.0
Total capital	47.0	40.7	85.1	67.6
Sustaining	31.4	26.2	54.0	47.7
Growth	15.6	14.4	31.0	19.9
Figures may not add due to rounding
Discontinued operations removed

Capital expenditures primarily consisted of stripping at both Lindero and Séguéla, movement of a government communications antennae at Séguéla, settlement of accrued construction costs for the Lindero leach pad and exploration and study activities at Diamba Sud.

Financing Activities

During Q2 2025, the Company spent $6.1 million in right of use payments.

Discontinued Operations

Operating Activities

Cash used in operations of $25.4 million was the result of the build-up of receivables of $17.5 million and the payment of cash taxes of $17.7 million for the Sanu Entities partially offset by operating cash flow. The settlement of liabilities leading up to the Burkina Faso Transaction close was aligned with expectations and reflects the use of the cash left in the business, after the repatriation of $53.8 million through an intercompany dividend, to settle accrued liabilities considered attributable to Fortuna. The Company also paid $4.1 million related to taxes levied on the sale of the Burkina Faso Entities.

Investing Activities

Investing cash flows of $73.3 million reflected $83.8 million of gross proceeds from the divestment of the San Jose Mine ($13.8 million) and the Burkina Faso Entities ($70.0 million). Proceeds from the sale of the Burkina Faso Entities were adjusted down by $1.2 million subsequent to the transaction close based on an initial net cash adjustment which will be finalized in the third quarter of 2025. The remaining outflow is the cash remaining in the business of $1.8 million at San Jose and $7.4 million in Burkina Faso. Larger cash balances in the Burkina Faso Entities were expected as cash was left in the business to settle the accrued liabilities considered attributable to Fortuna.

Fortuna | 21

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

Financing Activities

The Company paid a dividend of $11.5 million to the government of Burkina Faso with respect to their interest in Roxgold Sanu which holds the Yaramoko Mine.

Capital Resources

The Company maintains a $150.0 million revolving credit facility (the “Credit Facility”) with an uncommitted accordion option of $75.0 million. The Credit Facility matures on October 31, 2028 and accrues interest on USBR Loans at the applicable US base rate plus an applicable margin of between 1.25% and 2.25% across all levels of the margin grid, and on Benchmark Loans at the adjusted term SOFR rate for the applicable term plus the applicable margin of between 2.25% and 3.25% across all levels of the margin grid.

As at August 6, 2025, the Credit Facility remains undrawn excluding letters of credit.

	June 30, 2025	December 31, 2024	Change
Cash and cash equivalents and short-term investments	387.3	231.3	156.0
Credit facility	150.0	150.0	-
Total liquidity available	537.3	381.3	156.0
Amount drawn on credit facility[1]	-	-	-
Net liquidity position	537.3	381.3	156.0
[1]Excluding letters of credit

Figures may not add due to rounding

Capital Controls in Argentina

In April of 2025 the Government of Argentina ended a series of capital controls that had limited the ability of companies to purchase US Dollars and repatriate funds out of the country. Subsequent to the quarter end, the Company took advantage of the easing of capital controls and a favourable spread on exchange rates to repatriate $50.0 million. The Company will continue to repatriate cash when conditions are favourable to manage cash balances in Argentina.

Contractual Obligations

Significant changes to our commitments and contractual obligations as at June 30, 2025 are outlined below:

	Expected payments due by year as at June 30, 2025
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	134.0	-	-	-	134.0
Debt	-	-	172.5	-	172.5
Closure and reclamation provisions	0.8	3.6	27.8	20.4	52.6
Income taxes payable	60.1	-	-	-	60.1
Lease obligations	29.4	50.3	11.6	15.5	106.8
Other liabilities	-	3.4	-	-	3.4
Total	224.3	57.3	211.9	35.9	529.4
Figures may not add due to rounding

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Fortuna | 22

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS

The Company does not utilize complex financial instruments in hedging foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculative or trading purposes.

Provisionally priced trade receivables of $9.7 million, short-term investments of $8.9 million, and share units payable of $17.9 million are the Company’s Level 2 fair value assets and liabilities, and the only Level 3 fair value asset is $11.7 million regarding the VAT receivable from the Burkina Faso Transaction.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The forward sales, and forward foreign exchange contracts liabilities are valued based on the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

See note 3 (section m) and Note 28 of the 2024 Financial Statements for a discussion of the Company’s use of financial instruments, including a description of liquidity risks associated with such instruments.

SHARE POSITION & OUTSTANDING OPTIONS & EQUITY BASED SHARE UNITS

The Company has 306,959,986 common shares outstanding as at August 6, 2025. In addition, there were 1,966,507 outstanding equity-settled share-based performance share units.

All of the outstanding share-settled performance units are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

On June 10, 2024, the Company issued an aggregate principal amount of $172.5 million of unsecured convertible senior notes (the “2024 Notes”). Subject to earlier redemption or purchase, holders may convert their 2024 Notes at any time until the close of business on the business day immediately preceding June 30, 2029. Upon conversion, holders of the 2024 Notes will receive common shares in the capital of the Company based on an initial conversion rate, subject to adjustment, of 151.7220 common shares per $1,000 principal amount of 2024 Notes. Assuming an initial conversion rate of 151.7220 common shares per $1,000 principal amount of 2024 Notes, a maximum of 26,172,045 common shares are issuable upon conversion of the 2024 Notes as at August 6, 2025.

Normal Course Issuer Bid

During the quarter the Company did not repurchase any common shares of the Company under its NCIB.

On April 30, 2025, the Company announced that the TSX had approved the renewal of the Company’s NCIB to purchase up to 15,347,999 common shares, being 5 percent of its outstanding common shares as at April 28, 2025. Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program started on May 2, 2025 and will end on the earlier of May 1, 2026; the date the Company acquires the maximum number of common shares allowable under the NCIB; or the date the Company otherwise decides not to make any further repurchases under the NCIB.

Fortuna | 23

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions during the three and six months ended June 30, 2025 and 2024:

(a)   Key Management Personnel

During the three and six months ended June 30, 2025 and 2024, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

On March 28, 2025 the Company reached an agreement to sell its 100% interest in Cuzcatlan to JRC.  The transaction subsequently closed on April 11, 2025. Luis D. Ganoza, the Company’s Chief Financial Officer, is an independent, non-shareholding director of JRC and disclosed this relationship to the Fortuna board of directors.

Amounts paid to key management personnel were as follows:

	Three months ended June 30,		Six months ended June 30,
(Expressed in $ thousands)	2025	2024	2025	2024
Salaries and benefits	1,422	2,038	4,365	4,969
Directors fees	318	214	536	429
Consulting fees	16	16	37	33
Share-based payments	1,969	3,539	7,588	5,280
	3,725	5,807	12,526	10,711

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain financial measures and ratios in this MD&A which are not defined under IFRS and are not disclosed in the Financial Statements, including but not limited to: all-in costs; cash cost per ounce of gold; all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining costs per ounce of gold equivalent sold; all in cash cost per ounce of gold sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; sustaining capital; growth capital; all-in cash cost per payable ounce of silver equivalent sold; free cash flow and free cash flow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA; net debt and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by Management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented with the exception of the following:

●	The calculation of All-in Sustaining Costs was adjusted in Q4 2024 to include blue-chip swaps in Argentina. Please refer to pages 28 and 29 of the Company’s management’s discussion and analysis for the year ended December 31, 2024 for details of the change.
●	The calculations of Adjusted Net Income and Adjusted Attributable Net Income were revised in Q1 2025 to no longer remove the income statement impact of right of use amortization and accretion and add back the right of use payments from the cash flow statement. Management elected to make this change to simplify the reconciliation from net income to adjusted net income to improve transparency and because the net impact was immaterial.

Fortuna | 24

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

●	Where applicable the impact of discontinued operations have been removed from the comparable figures. The method of calculation has not been changed except as described above.

The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Silver Equivalent Ounces Sold

Silver equivalent ounces are calculated by converting other metal production to its silver equivalent using relative metal/silver metal prices at realized prices and adding the converted metal production expressed in silver ounces to the ounces of silver production.

		Silver Ounces Sold	Management believes this provides a consistent way to measure costs and performance.
Gold Equivalent Ounces Sold

Gold equivalent ounces are calculated by converting other metal production to its gold equivalent using relative metal/gold metal prices at realized prices and adding the converted metal production expressed in gold ounces to the ounces of gold production.

Gold Ounces Sold
Cash Costs

Cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining and processing costs, third-party refining and treatment charges, on-site general and administrative expenses, applicable production taxes and royalties which are not based on sales or taxable income calculations , net of by-product credits, but are exclusive of the impact of non-cash items that are included as part of the cost of sales that is calculated in the consolidated Income Statement including depreciation and depletion, reclamation, capital, development and exploration costs.

Cost of Sales

Management believes that cash cost and AISC measures provide useful information regarding the Company's ability to generate operating earnings and cash flows from its mining operations, and uses such measures to monitor the performance of the Company's mining operations. In addition, the Company believes that each measure provides useful information to investors in comparing, on a mine-by-mine basis, our operations relative performance on a period-by-period basis, against our competitors operations.

Cash Cost Per Ounce	This ratio is calculated by dividing cash costs by gold or silver equivalent ounces sold in the period.
All-In Sustaining Costs (AISC)

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted AISC and all-in sustaining cost measures based on guidance published by World Gold Council ("WGC"). The Company conforms its AISC and all-in cash cost definitions to that set out in the guidance and the Company has presented the cash cost figures on a sold ounce basis.

We define All-in Sustaining Costs as total production cash costs incurred at the applicable mining operation but excludes mining royalty recognized as income tax within the scope of IAS-12, as well as non-sustaining capital expenditures. Sustaining capital expenditures, corporate selling, general and administrative expenses, gains from blue-chip swaps and brownfield exploration expenditures are added to the cash cost. AISC is estimated at realized metal prices.

AISC per Ounce Sold	This ratio is calculated by dividing AISC by gold or silver equivalent ounces sold in the period.

Fortuna | 25

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
All-In Costs	All-In Costs is calculated consistently with AISC but is inclusive of non-sustaining capital.
Sustaining Capital	Sustaining capital represents the necessary capital investments to maintain current operations at their existing including such as capitalized stripping and underground development.	Additions to Property Plant and Equipment

Management believes that sustaining and growth capital provide useful information to investors regarding the Company’s investment activities to both maintain the existing operations and invest in the future growth of the Company.

Growth Capital	Growth capital represents the capital investments necessary to expand current operations, develop new projects and build significant infrastructure.
Free cash Flow From Ongoing Operations

Free cash flow from ongoing operations is defined as net cash provided by operating activities, less sustaining capital expenditures and current income tax expense and adding back income taxes paid, changes in long-term receivable sustaining capital expenditures, one time transaction costs, payments of lease liabilities and other non-recurring items.

		Net Cash Provided by Operating Activities	This non-IFRS measure is used by the Company and investors to measure the cash flow available from its operations to fund the Company’s growth through investments and capital expenditures.
Free Cash Flow	Free cash flow is defined as net cash provided by operating activities less sustaining and growth capital expenditures and payment of lease obligations.	Net Cash Provided by Operating Activities

This non-IFRS measure is used by the Company to measure cash flow available after funding growth and sustaining capital and lease obligations to fund corporate activities without reliance on additional borrowings.

Adjusted Net Income and Adjusted Attributable Net Income

Adjusted net income and adjusted attributable net income excludes the after-tax impact of specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), and certain non-recurring items. Although some of the items are recurring, such as; loss on disposal of assets and non-hedge derivative gains and losses, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.

Net Income

Management believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure which is calculated as net income before interest, taxes, depreciation, and amortization, adjusted to exclude specific items that are significant, but not reflective of the Company's underlying operations, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), unrealized gains (losses) on derivatives and certain non-recurring items, included in “Other expenses” on the Consolidated Income Statement. Other companies may calculate Adjusted EBITDA differently.

Net Income

Management believes that adjusted EBITDA provides valuable information as an indicator of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Adjusted EBITDA is also a common metric that provides additional information used by investors and analysts for valuation purposes based on an observed or inferred relationship between adjusted EBITDA and market value.

EBITDA Margin	This ratio is calculated by dividing Adjusted EBITDA by Sales
Working Capital	Working capital is a non-IFRS measure which is calculated by subtracting current liabilities from current assets.	Current Assets, Current Liabilities	Management believes that working capital is a useful indicator of the liquidity of the Company.

Fortuna | 26

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Net Debt	Net debt is a Non-IFRS measure which is calculated by adding together current and long term debt and then subtracting cash and cash equivalents.	Current Debt, Long Term Debt, Cash and Cash Equivalents	Management believes that net debt is a useful indicator of the liquidity of the Company.

Cash Cost per Ounce of Gold Equivalent Sold

The following tables present a reconciliation of cash cost per ounce of gold equivalent sold to the cost of sales in the Q2 2025 Financial Statements for the three and six months ended June 30, 2025 and 2024:

Cash Cost Per Gold Equivalent Ounce Sold - Q2 2025	Lindero	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	40,939	66,660	17,793	125,394
Depletion, depreciation, and amortization	(13,331)	(29,934)	(4,268)	(47,533)
Royalties and taxes	(92)	(11,152)	(295)	(11,539)
By-product credits	(762)	-	-	(762)
Other	59	-	(663)	(604)
Treatment and refining charges	-	-	28	28
Cash cost applicable per gold equivalent ounce sold	26,813	25,574	12,595	64,982
Ounces of gold equivalent sold	23,350	38,144	8,484	69,978
Cash cost per ounce of gold equivalent sold ($/oz)	1,148	670	1,485	929
Gold equivalent was calculated using the realized prices for gold of $3,306/oz Au, $33.8/oz Ag, $1,945/t Pb and $2,640/t Zn for Q2 2025
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Q2 2024	Lindero	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	36,010	51,430	16,239	103,679
Depletion, depreciation, and amortization	(11,580)	(27,130)	(3,358)	(42,068)
Royalties and taxes	(116)	(5,629)	(229)	(5,974)
By-product credits	(704)	-	-	(704)
Other	(227)	-	(350)	(577)
Treatment and refining charges	-	-	2,287	2,287
Cash cost applicable per gold equivalent ounce sold	23,383	18,671	14,589	56,643
Ounces of gold equivalent sold	21,409	33,102	12,799	67,310
Cash cost per ounce of gold equivalent sold ($/oz)	1,092	564	1,140	842
Gold equivalent was calculated using the realized prices for gold of $2,333/oz Au, $28.5/oz Ag, $2,157/t Pb and $2,835/t Zn for Q2 2024
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Year to Date 2025	Lindero	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	72,744	132,085	35,256	240,087
Depletion, depreciation, and amortization	(23,130)	(60,245)	(8,637)	(92,012)
Royalties and taxes	(187)	(21,285)	(535)	(22,007)
By-product credits	(1,493)	-	-	(1,493)
Other	182	-	(1,322)	(1,140)
Treatment and refining charges	-	-	78	78
Cash cost applicable per gold equivalent ounce sold	48,116	50,555	24,840	123,511
Ounces of gold equivalent sold	41,931	76,583	18,833	137,347
Cash cost per ounce of gold equivalent sold ($/oz)	1,147	660	1,319	899
Gold equivalent was calculated using the realized prices for gold of $3,103/oz Au, $32.8/oz Ag, $1,958/t Pb and $2,747/t Zn for YTD 2025
Figures may not add due to rounding

Fortuna | 27

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

Cash Cost Per Gold Equivalent Ounce Sold - Year to Date 2024	Lindero	Séguéla	Caylloma	GEO Cash Costs
Cost of sales	70,058	96,640	33,344	200,042
Depletion, depreciation, and amortization	(23,160)	(51,046)	(7,182)	(81,388)
Royalties and taxes	(369)	(11,101)	(583)	(12,053)
By-product credits	(1,127)	-	-	(1,127)
Other	(228)	-	(681)	(909)
Treatment and refining charges	-	-	3,518	3,518
Cash cost applicable per gold equivalent ounce sold	45,174	34,493	28,416	108,083
Ounces of gold equivalent sold	43,036	67,552	26,122	136,710
Cash cost per ounce of gold equivalent sold ($/oz)	1,050	511	1,088	791
Gold equivalent was calculated using the realized prices for gold of $2,207/oz Au, $25.7/oz Ag, $2,120/t Pb and $2,644/t Zn for YTD 2024
Figures may not add due to rounding

All-in Sustaining Cash Cost and All-in Cash Cost per Ounce of Gold Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per ounce of gold equivalent sold for the three and six months ended June 30, 2025 and 2024:

AISC Per Gold Equivalent Ounce Sold - Q2 2025	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	26,813	25,574	12,595	-	64,982
Royalties and taxes	92	11,152	295	-	11,539
Worker's participation	-	-	760	-	760
General and administration	2,577	3,038	1,672	13,175	20,462
Total cash costs	29,482	39,764	15,322	13,175	97,743
Sustaining capital[1]	12,147	22,549	2,729	-	37,425
Blue chips gains (investing activities)[1]	-	-	-	-	-
All-in sustaining costs	41,629	62,313	18,051	13,175	135,168
Gold equivalent ounces sold	23,350	38,144	8,484	-	69,978
All-in sustaining costs per ounce	1,783	1,634	2,128	-	1,932
Gold equivalent was calculated using the realized prices for gold of $3,306/oz Au, $33.8/oz Ag, $1,945/t Pb and $2,640/t Zn for Q2 2025
Figures may not add due to rounding
[1] Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Q2 2024	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	23,382	18,671	14,589	-	56,642
Royalties and taxes	116	5,629	229	-	5,974
Worker's participation	-	-	472	-	472
General and administration	3,281	2,603	1,406	12,338	19,628
Total cash costs	26,779	26,903	16,696	12,338	82,716
Sustaining capital[1]	16,738	9,406	4,101	-	30,245
Blue chips gains (investing activities)[1]	(2,501)	-	-	-	(2,501)
All-in sustaining costs	41,016	36,309	20,797	12,338	110,460
Gold equivalent ounces sold	21,409	33,102	12,799	-	67,310
All-in sustaining costs per ounce[2]	1,916	1,097	1,625	-	1,641
Gold equivalent was calculated using the realized prices for gold of $2,333/oz Au, $28.5/oz Ag, $2,157/t Pb and $2,835/t Zn for Q2 2024
Figures may not add due to rounding
[1] Presented on a cash basis

Fortuna | 28

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

AISC Per Gold Equivalent Ounce Sold - Year to Date 2025	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	48,116	50,555	24,840	-	123,511
Royalties and taxes	187	21,285	535	-	22,007
Worker's participation	-	-	1,499	-	1,499
General and administration	5,057	5,262	4,127	28,548	42,994
Total cash costs	53,360	77,102	31,001	28,548	190,011
Sustaining capital[1]	25,091	34,801	4,974	-	64,866
Blue chips gains (investing activities)[1]	(1,319)	-	-	-	(1,319)
All-in sustaining costs	77,132	111,903	35,975	28,548	253,558
Gold equivalent ounces sold	41,931	76,583	18,833	-	137,347
All-in sustaining costs per ounce	1,839	1,461	1,910	-	1,846
Gold equivalent was calculated using the realized prices for gold of $3,103/oz Au, $32.8/oz Ag, $1,958/t Pb and $2,747/t Zn for YTD 2025
Figures may not add due to rounding
[1] Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Year to Date 2024	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	45,174	34,493	28,416	-	108,083
Royalties and taxes	369	11,101	583	-	12,053
Worker's participation	-	-	889	-	889
General and administration	6,160	3,771	2,625	22,987	35,543
Total cash costs	51,703	49,365	32,513	22,987	156,568
Sustaining capital[1]	27,143	19,593	8,742	-	55,478
Blue chips gains (investing activities)[1]	(5,149)	-	-	-	(5,149)
All-in sustaining costs	73,697	68,958	41,255	22,987	206,897
Gold equivalent ounces sold	43,036	67,552	26,122	-	136,710
All-in sustaining costs per ounce[2]	1,712	1,021	1,579	-	1,513
Gold equivalent was calculated using the realized prices for gold of $2,207/oz Au, $25.7/oz Ag, $2,120/t Pb and $2,644/t Zn for YTD 2024
Figures may not add due to rounding
[1] Presented on a cash basis

Production Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables present a reconciliation of production cash cost per tonne and cash cost per payable ounce of silver equivalent sold to the cost of sales in the Q2 2025 Financial Statements for the three and six months ended June 30, 2025 and 2024:

Cash Cost Per Silver Equivalent Ounce Sold - Q2 2025	Caylloma
Cost of sales	17,793
Depletion, depreciation, and amortization	(4,268)
Royalties and taxes	(295)
Other	(663)
Treatment and refining charges	28
Cash cost applicable per silver equivalent sold	12,595
Ounces of silver equivalent sold[1]	830,824
Cash cost per ounce of silver equivalent sold ($/oz)	15.16
[1] Silver equivalent sold is calculated using a silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Fortuna | 29

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

Cash Cost Per Silver Equivalent Ounce Sold - Q2 2024	Caylloma
Cost of sales	16,239
Depletion, depreciation, and amortization	(3,358)
Royalties and taxes	(229)
Other	(350)
Treatment and refining charges	2,287
Cash cost applicable per silver equivalent sold	14,589
Ounces of silver equivalent sold[1]	1,046,393
Cash cost per ounce of silver equivalent sold ($/oz)	13.94
[1] Silver equivalent sold is calculated using a silver to gold ratio of 86.8:1, silver to lead ratio of 1:24.7 pounds, and silver to zinc ratio of 1:21.0 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Year to Date 2025	Caylloma
Cost of sales	35,256
Depletion, depreciation, and amortization	(8,637)
Royalties and taxes	(535)
Other	(1,322)
Treatment and refining charges	78
Cash cost applicable per silver equivalent sold	24,840
Ounces of silver equivalent sold[1]	1,783,961
Cash cost per ounce of silver equivalent sold ($/oz)	13.92
[1] Silver equivalent sold is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Year to Date 2024	Caylloma
Cost of sales	33,344
Depletion, depreciation, and amortization	(7,182)
Royalties and taxes	(583)
Other	(681)
Treatment and refining charges	3,518
Cash cost applicable per silver equivalent sold	28,416
Ounces of silver equivalent sold[1]	2,244,876
Cash cost per ounce of silver equivalent sold ($/oz)	12.66
1 Silver equivalent sold is calculated using a silver to gold ratio of 86.8:1, silver to lead ratio of 1:24.7 pounds, and silver to zinc ratio of 1:21.0 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

Fortuna | 30

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per payable ounce of silver equivalent sold for the three and six months ended June 30, 2025 and 2024:

AISC Per Silver Equivalent Ounce Sold - Q2 2025	Caylloma
Cash cost applicable per silver equivalent ounce sold	12,595
Royalties and taxes	295
Worker's participation	760
General and administration	1,672
Total cash costs	15,322
Sustaining capital[3]	2,729
All-in sustaining costs	18,051
Silver equivalent ounces sold[1]	830,824
All-in sustaining costs per ounce[2]	21.73
1 Silver equivalent sold is calculated using a silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Q2 2024	Caylloma
Cash cost applicable per silver equivalent ounce sold	14,589
Royalties and taxes	229
Worker's participation	472
General and administration	1,406
Total cash costs	16,696
Sustaining capital[3]	4,101
All-in sustaining costs	20,797
Silver equivalent ounces sold[1]	1,046,393
All-in sustaining costs per ounce[2]	19.87
1 Silver equivalent sold is calculated using a silver to gold ratio of 86.8:1, silver to lead ratio of 1:24.7 pounds, and silver to zinc ratio of 1:21.0 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Year to Date 2025	Caylloma
Cash cost applicable per silver equivalent ounce sold	24,840
Royalties and taxes	535
Worker's participation	1,499
General and administration	4,127
Total cash costs	31,001
Sustaining capital[3]	4,974
All-in sustaining costs	35,975
Silver equivalent ounces sold[1]	1,783,961
All-in sustaining costs per ounce[2]	20.17
1 Silver equivalent sold is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Fortuna | 31

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

AISC Per Silver Equivalent Ounce Sold - Year to Date 2024	Caylloma
Cash cost applicable per silver equivalent ounce sold	28,416
Royalties and taxes	583
Worker's participation	889
General and administration	2,625
Total cash costs	32,513
Sustaining capital[3]	8,742
All-in sustaining costs	41,255
Silver equivalent ounces sold[1]	2,244,876
All-in sustaining costs per ounce[2]	18.38
1 Silver equivalent sold is calculated using a silver to gold ratio of 86.8:1, silver to lead ratio of 1:24.7 pounds, and silver to zinc ratio of 1:21.0 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Growth and Sustaining Capital Expenditures

The following tables present a reconciliation of growth and sustaining capital expenditures for the three and six months ended June 30, 2025 and 2024.

Capital expenditures for AISC Q2 2025	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	13,183	23,603	2,293	7,936	47,015
Growth capital	(1,827)	(5,538)	(305)	(7,936)	(15,606)
Sustaining capital	11,356	18,065	1,988	-	31,409
Sustaining leases	791	4,484	741	-	6,016
Capital expenditures for AISC	12,147	22,549	2,729	-	37,425
Figures may not add due to rounding
Discontinued operations have been removed

Capital expenditures for AISC Q2 2024	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and plant, and equipment	16,346	15,573	3,127	5,591	40,637
Growth capital	(195)	(8,605)	-	(5,591)	(14,391)
Sustaining capital	16,151	6,968	3,127	-	26,246
Sustaining leases	587	2,437	974	-	3,998
Capital expenditures for AISC	16,738	9,405	4,101	-	30,244
Figures may not add due to rounding
Discontinued operations have been removed

Capital expenditures for AISC YTD 2025	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	25,852	41,423	4,157	13,536	84,968
Growth capital	(2,134)	(14,745)	(554)	(13,536)	(30,969)
Sustaining capital	23,718	26,678	3,603	-	53,999
Sustaining leases	1,373	8,123	1,372	-	10,868
Capital expenditures for AISC	25,091	34,801	4,975	-	64,867
Figures may not add due to rounding
Discontinued operations have been removed

Fortuna | 32

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

Capital expenditures for AISC YTD 2024	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and plant, and equipment	26,307	24,531	6,862	9,896	67,596
Growth capital	(349)	(9,640)	-	(9,896)	(19,885)
Sustaining capital	25,958	14,891	6,862	-	47,711
Sustaining leases	1,185	4,702	1,880	-	7,767
Capital expenditures for AISC	27,143	19,593	8,742	-	55,478
Figures may not add due to rounding
Discontinued operations have been removed

Free Cash Flow and Free Cash Flow from Ongoing Operations

The following table presents a reconciliation of free cash flow and free cash flow from ongoing operations to net cash provided by operating activities, the most directly comparable IFRS measure, for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30,		Six months ended June 30,
(Expressed in millions)	2025	2024	2025	2024

Net cash provided by operating activities	67.3	73.6	193.7	122.5
Additions to mineral properties, plant and equipment	(47.0)	(50.4)	(86.6)	(91.7)
Payments of lease obligations	(6.4)	(5.7)	(12.4)	(10.6)
Free cash flow	13.9	17.5	94.7	20.2
Growth capital	15.6	14.4	31.0	19.9
Discontinued operations	26.2	(25.2)	(7.7)	(26.6)
Gain on blue chip swap investments	-	2.5	1.3	5.1
Other adjustments	1.7	1.0	4.8	(1.1)
Free cash flow from ongoing operations	57.4	10.2	124.1	17.5

Figures may not add due to rounding

Adjusted Net Income

The following table presents a reconciliation of the adjusted net income from net income, the most directly comparable IFRS measure, for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30,		Six months ended June 30,
(Expressed in millions)	2025	2024	2025	2024
Net income	44.1	43.3	108.8	72.4
Adjustments, net of tax:
Discontinued operations	3.6	(21.1)	(22.3)	(35.8)
Write off of mineral properties	2.0	-	2.0	-
Income tax, convertible debentures	-	(12.0)	-	(12.0)
Other non-cash/non-recurring items	0.1	0.1	0.4	0.9
Adjusted net income	49.8	10.3	88.9	25.5

Figures may not add due to rounding

Fortuna | 33

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA from net income, the most directly comparable IFRS measure, for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30,		Six months ended June 30,
(Expressed in millions)	2025	2024	2025	2024
Net income	44.1	43.3	108.8	72.4
Adjustments:
Community support provision and accruals	-	(0.1)	(0.2)	(0.4)
Discontinued operations	3.6	(21.1)	(22.3)	(35.8)
Net finance items	3.4	6.4	6.5	11.9
Depreciation, depletion, and amortization	42.5	42.9	93.0	82.5
Income taxes	33.7	4.5	49.0	15.8
Investment income	(1.7)	-	(1.7)	-
Other non-cash/non-recurring items	2.1	(3.4)	(7.2)	(6.7)
Adjusted EBITDA	127.7	72.5	225.9	139.7
Sales	230.4	156.3	425.5	300.3
EBITDA margin	55%	46%	53%	47%

Figures may not add due to rounding

Adjusted Attributable Net Income

The following table presents a reconciliation of Adjusted Attributable Net Income from attributable net income, the most directly comparable IFRS measure, for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30,		Six months ended June 30,
(Expressed in millions)	2025	2024	2025	2024
Net income attributable to shareholders	37.3	40.6	95.8	66.9
Adjustments, net of tax:
Discontinued operations	3.6	(21.1)	(22.3)	(35.8)
Write off of mineral properties	2.0	-	2.0	-
Income tax, convertible debentures	-	(12.0)	-	(12.0)
Inventory adjustment	-	0.2	(0.2)	0.2
Other non-cash/non-recurring items	1.8	1.6	5.1	3.8
Adjusted attributable net income	44.7	9.3	80.4	23.1

Figures may not add due to rounding

Net Debt

The following table presents a calculation of net debt as at June 30, 2025:

(Expressed in millions except Total net debt to Adjusted EBITDA ratio)	As at June 30, 2025
2024 Convertible Notes	172.5
Less: Cash and Cash Equivalents and Short-term Investments	(387.3)
Total net debt[1]	(214.8)
Adjusted EBITDA (last four quarters)	545.7
Total net debt to adjusted EBITDA ratio	(0.4):1
[1] Excluding letters of credit

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

Working Capital

The following table presents a calculation of working capital as at June 30, 2025 and 2024:

	June 30, 2025 $	June 30, 2024 $
Current Assets	587.5	384.1
Current Liabilities	217.0	253.8
Working Capital	370.5	130.3
Figures may not add due to rounding

Qualified Person

Eric Chapman, Senior Vice-President of Technical Services, is a Professional Geoscientist of the Engineers and Geoscientists of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A and has verified the underlying data.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

RISKS AND UNCERTAINTIES

In the exploration, development and mining of mineral deposits, we are subject to various significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: operating hazards and risks incidental to mining activities; mineral resources, mineral reserves and metal recoveries are estimated; the ability to replace mineral reserves; assumptions that the Company must make in determining production schedules, economic returns and costs; exploration projects such as Diamba Sud are uncertain; the substantial capital required for exploration and the development of infrastructure; future environmental regulation; political and economic risk in the jurisdictions in which we operate; global geopolitical risk; repatriation of funds; government regulations and permit requirements, environmental legislation; abnormal or extreme natural events; climate change; risks related to securing required supplies of power and water; labor relations; use of outside contractors; imposition of trade tariffs; maintenance of mining concessions, challenges to the Company’s title to its properties; the termination of mining concessions in certain circumstances; risks related to artisanal or informal mining on the Company’s properties; compliance with ILO Convention 169; maintaining relationships with local communities; reputational risk; opposition to the Company’s exploration, development or operational activities; funding for exploration and  development; production risk at our operating mine sites; our ability to service and repay our debt; restrictive covenants that impose significant operating and financial restrictions; change of control restrictions; debt service obligations; breach and default under indebtedness; credit ratings; our ability to attract and retain a skilled workforce; the ability to maintain appropriate and adequate insurance across all jurisdictions; our compliance with corruption and antibribery laws and sanctions; risks related to legal proceedings that arise in the ordinary course of business; foreign currency risk; fluctuations in metal prices; our ability to sell to a limited number of smelters and off-takers; tax matters; credit risk on receivables; reclamation; risks related to information and operation technology systems; results of future legal proceedings and contract settlements; pandemics, epidemics and public health crises; volatility in the market price of the Company’s common shares; risks related to the 2024 Notes; dilution of shareholders from future offerings of the Company’s common shares or securities convertible into common shares; dividends; credit risk through VAT receivables; supply chain disruptions; tax-related risks, including tax and audits and reassessments; risks relating to the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); and competition. These risks are not a comprehensive list of the risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors' in our current Annual Information Form for the year ended December 31, 2024 as well as the section ‘Risks and Uncertainties’ in the management’s discussion and analysis for the year ended December 31, 2024 (which are available on SEDAR+ at www.sedarplus.ca).

Significant changes to our financial, operational and business risks exposure during the three and six months June 30, 2025 and up to the date of this MD&A include the following:

●	In April of 2025 the Government of Argentina secured a $20.0 billion loan from the International Monetary Fund and implemented decrees which eliminated a number of capital controls and moved the Argentine Peso to a more free-floating exchange rate. This included the lifting of some restrictions on the repatriation of local cash balances. While these changes have been favourable to the Company and allow us to repatriate funds out of Argentina to manage local cash balances, there is no guarantee that these changes will remain in place or that the purchase of US Dollars for repatriation will be possible at an exchange rate the Company finds acceptable. Management continues to monitor the situation and strategically repatriate cash when possible. For cash balances in Argentine Pesos that remain in Argentina the Company has instituted an investment strategy to hedge against this risk of devaluation.
●	The US Government enacted a series of tariffs and restrictive trade policies to nearly all global trading partners and in response other countries have taken reciprocal actions to place tariffs or trade restrictions on various US products. These trade restrictions are not currently expected to materially impact the Company as it does not operate in the US and metals sales are not made into the US market. However, Management continues to

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

monitor the situation due to the significant potential impact to global supply chains and other integrated markets.
●	In Côte d’Ivoire four prominent opposition figures were excluded from the electoral list making them ineligible to stand for election in the October 2025 presidential elections. This has raised tensions around the planned election and increased the risk of civil unrest. Management continues to monitor the situation and take the necessary steps to ensure operations are not impacted.

CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further information on our significant judgements and accounting estimates, refer to note 4 of our 2024 Financial Statements. There have been no subsequent material changes to these significant judgements and accounting estimates.

Changes in Accounting Policies

The Company adopted various amendments to IFRS, which were effective for accounting periods beginning on or after January 1, 2025. These include amendments to IAS 21, Lack of Exchangeability. The impacts of adoption were not material to the Company's interim financial statements.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

During the three months ended June 30, 2025 the Company implemented internal controls over financial reporting in relation to the divestment transactions completed in the quarter.

There have been no other changes in the Company’s internal control over financial reporting for the three and six months ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A and any documents incorporated by reference into this MD&A includes certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are often, but not always, identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, “possible”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to: Mineral Resource and Mineral Reserve estimates as they involve the implied assessment, based on estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated and can be profitably produced in the future; the Company's plans and expectations for its material properties and future exploration, development and operating activities, including, without limitation, capital expenditure, production and cash cost and all-in sustaining costs (“AISC”) estimates, exploration activities and budgets, forecasts and schedule estimates, as well as their impact on the results of operations or financial condition of the Company; exploration plans; statements establishing sustainability and environmental targets, goals, and strategies, and the ability to meet the same; the future results of exploration activities; statements about the payment to Fortuna of a net smelter returns royalty upon future production from the San Jose Mine, subject to certain conditions;  statements about Fortuna’s right to receive certain additional payments upon the completion of certain conditions post-closing of the sale of Cuzcatlan; statements about Fortuna’s right to receive certain additional payments related to the refund of value added tax receivables upon the completion of certain conditions post-closing in relation to the sale of the Company’s Sanu Entities; the finalization of the net cash adjustment related to the sale of the Yaramoko Mine;  the ability of the Company to continue to repatriate funds from Argentina; the Company’s expectation that there are no changes in internal controls during the three and six months ended June 30, 2025 that are reasonably likely to materially affect the Company’s internal control over financing reporting; statements that a preliminary economic assessment in respect of Diamba Sud is expected to be completed in the fourth quarter of 2025; expected maturities of the Company’s financial liabilities, lease obligations and other contractual commitments; property permitting and litigation matters; the fluctuation of its effective tax rate in the jurisdictions where the Company does business; and statements regarding the NCIB program.

The forward-looking statements in this MD&A also include financial outlooks and other forward-looking metrics relating to Fortuna and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of Fortuna and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others: operational risks relating to mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims; inability to meet

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

sustainability, environmental, diversity or safety targets, goals, and strategies (including greenhouse gas emissions reduction targets); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian and the Israel – Hamas conflicts, and the impact they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; risks related to International Labor Organization (“ILO”) Convention 169 compliance; developing and maintaining good relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; substantial reliance on the Séguéla Mine and the Lindero Mine for revenues; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; reliance on key personnel; uncertainty relating to potential conflicts of interest involving the Company’s directors and officers; risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions; adequacy of insurance coverage; operational safety and security risks; risks related to the Company’s compliance with the United States Sarbanes-Oxley Act; risks related to the foreign corrupt practices regulations and anti-bribery laws; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to pandemics, epidemics and public health crises; and the impact they might have on the Company’s business, operations and financial condition; the Company’s ability to access its supply chain; the ability of the Company to transport its products; and impacts on the Company’s employees and local communities all of which may affect the Company’s ability operate; competition; fluctuations in metal prices; regulations and restrictions with respect to imports; the imposition of trade tariffs on the Company’s operations; high rates of inflation; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and restrictions on foreign exchange and currencies; failure to meet covenants under its credit facility, or an event of default which may reduce the Company’s liquidity and adversely affect its business; tax audits and reassessments; risks relating to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; risks related to the volatility of the trading price of the Company’s common shares; dilution from further equity or convertible debenture financings; risks related to future insufficient liquidity resulting from a decline in the price of the Company’s common shares; uncertainty relating to the Company’s ability to pay dividends in the future; risks relating to the market for the Company’s securities; risks relating to the convertible notes of the Company; and uncertainty relating to the enforcement of any U.S. judgments which may be brought against the Company; as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form for the financial year ended December 31, 2024 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions and factors management considers reasonable as at the date of this MD&A, including but not limited to: all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties; there being no significant disruptions affecting operations, whether relating to labor, supply, power, blockades, damage to equipment or other matter; there being no material and negative impact to the various contractors,

Fortuna | 39

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2025 (in US dollars, tabular amounts in millions, except where noted)

suppliers and subcontractors at the Company’s mine sites as a result of the Ukrainian – Russian, Israel - Hamas conflicts or otherwise that would impair their ability to provide goods and services; permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations; expectations regarding receipt of future additional payments from the Burkina Faso Transaction; expected trends and specific assumptions regarding metal prices and currency exchange rates; prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels; production forecasts meeting expectations; any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company; and the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these Forward-looking Statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding the Company’s properties included herein was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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